EXHIBIT 99.1

YM BioSciences, Q1 2005 Letter to Shareholders

Dear Shareholders,

Over the past quarters YM BioSciences has established that it delivers on its promises. Throughout 2004 we set, and then realized, an extensive list of clinical and corporate milestones. Our team's focus on execution culminated in a range of achievements for the year including: the initiation of a registration trial for our lead drug tesmilifene; concluding the complex license arrangement with CancerVax for our pre-clinical products; obtaining a European partner for the development and marketing of TheraCIM hR3; raising two tranches of approximately $20 million each to fund our clinical programs; and the expansion of our investor base into the US, culminating in our listing on the American Stock Exchange (AMEX). During the year YM also began to appear on lists of European Biotech stocks by virtue of our listing on AIM of the London Stock Exchange.

Enrolment for our tesmilifene registration trial is proceeding largely as planned. As at Nov. 8th, 2004, there are 59 active clinical sites open out of the original targeted 86 sites across 16 countries. The remaining 27 sites are expected to become active by the end of 2004 and approximately 200 patients are expected to be enrolled by that date with an enrolment rate of one patient/site/month. If enrolment is met and survival results are similar to those for the initial tesmilifene phase III trial then we may be in position to submit the drug for FDA approval in late 2006 or early 2007. While the pivotal trial progresses we are also focused on expanding tesmilifene's market potential by undertaking to confirm its efficacy with taxanes in metastatic breast cancer and a protocol for the taxane trial is in preparation. We also anticipate targeting other cancer indications with this drug.

TheraCIM hR3, our monoclonal antibody that targets the Epidermal Growth Factor receptor (EGFr), was advanced significantly by our partner, Oncoscience AG, which obtained Orphan Drug Designation for the drug in Europe for glioma (brain cancer) during the quarter. Oncoscience expects to initiate a pivotal adult glioma trial for TheraCIM hR3 in early 2005 and a metastatic pancreatic cancer monotherapy trial possibly this year. Additional trials in lung cancer and/or a confirmatory multinational adult glioma trial for the drug are also in planning.

In addition to the substantial clinical activity for these two late-stage products we continue to advance Norelin(TM) with data expected in 2005 from an extension of the Phase I/II prostate cancer trial which will determine whether the drug's development program will be expanded.

Our business model is to select high-potential early-stage drugs, advance them along the clinical and regulatory paths, and to realize their value through partnering. Our model was crystallized in the quarter with the receipt of our first out-licensing revenue from our agreement with a subsidiary of CancerVax Corporation (NASDAQ:CNVX) of San Diego. Consistent with our model we would expect to continue to add to our portfolio to maintain diversification providing mitigation of product risk and enhancing our prospect for success.

Building on this momentum, we have set the stage for a very active year ahead. We currently have multiple late-stage clinical programs underway and over the course of the calendar year we expect to initiate numerous additional trials. Clinical data from TheraCIM hR3's various trials internationally are anticipated during 2005 and we continue to target the third quarter of 2005 for the tesmilifene pivotal trial. On behalf of the Board of Directors and management team at YM BioSciences, we thank you for your support and look forward to sharing our progress with you moving forward.

Sincerely,


/s/ David G.P. Allan
-----------------------------------
David G.P. Allan,
Chairman and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements for the three months ended September 30, 2004 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto included in our 2004 Annual Report.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada.

NATURE OF OPERATIONS
The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets.

RESULTS OF OPERATIONS
This quarter, for the first time, we have recorded revenue from out-licensing -- $361,378 from the agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) in July for Her-1 and TGFa. Interest revenue was $107,096 for the quarter as compared to $51,607 for the same quarter last year principally because there was more cash on hand this year than last.

Total expenditures for the quarter and year-to-date (YTD) ended September 30, 2004 were $2,581,736 compared to $831,433 for the same period last year. Licensing and Product Development expenses were $1,323,704 for the quarter and YTD compared to $324,586 for the same quarter a year ago. This year includes $635,000 for the tesmilifene Phase III clinical trial in metastatic and recurrent breast cancer that commenced last March. General and Administrative expenses for the quarter and YTD were $1,258,032 up from $506,847 for the same period in the prior year, principally due to increased investor relations expenses and the cost of obtaining a listing on AMEX. The Corporation's stock began trading on AMEX on October 1, 2004.

The unrealized loss on foreign exchange of $155,437 results from the translation of funds held in foreign currencies.

Net loss for the quarter and YTD was $2,268,699 compared to $779,826 for the same period last year.

SUMMARY OF QUARTERLY RESULTS

                                                  AS PREVIOUSLY                              RESTATED
                                                    REPORTED
                                                                   Basic and                         Basic and
                                  Revenue         Net Loss(1)    diluted loss        Net Loss(1)    diluted loss
                                                                  per Common                         per Common
                                                                   Share(1)                           Share(1)
September 30, 2004               $468,474          $2,268,609        $0.03
June 30, 2004                    $121,983          $3,047,917        $0.10            $3,402,195       $0.12
March 31, 2004                   $120,441          $1,950,000        $0.08            $2,264,464       $0.10
December 31, 2003                 $53,156          $1,009,352        $0.06            $1,189,168       $0.07
September 30, 2003                $51,607            $723,580        $0.04              $836,072       $0.05
June 30, 2003                     $61,436          $1,095,643        $0.08            $1,208,135       $0.09
March 31, 2003                    $74,601          $2,054,044        $0.16            $2,059,262       $0.16
December 31, 2002                 $69,946          $2,868,409        $0.22            $2,868,409       $0.22
September 30, 2002                $67,249          $1,304,869        $0.10            $1,304,869       $0.10

(1) Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. (See Changes in Accounting Policies.)

LIQUIDITY AND CAPITAL RESOURCES
Since its inception, the Corporation has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issues. Since the Corporation does not have net earnings from its operations, the Corporation's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,611,860). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time up to 36 months following the closing.

As at September 30, 2004 the Corporation had cash and short-term deposits totaling $37,349,984 and current liabilities of $1,150,153 compared to $20,387,858 and $1,163,711 respectively at June 30, 2004. Management expects that the current cash reserves will be sufficient to fund the Corporation's development program through the end of the 2006 fiscal year.

On September 29, 2004 the Corporation's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Corporation's common shares in the United States under the Securities Exchange Act of 1934, as amended. The Corporation's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 we filed a registration statement on Form F-1 to register the sale, from time to time, by certain US selling shareholders of certain securities issued to US purchasers in connection with the December 2003 and September 2004 financings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: the amount of development expenditures expensed vs. capitalized; the fair value of options and share purchase warrants; the amount reserved against the amount advanced to joint ventures in excess of the Corporation's proportionate share of expenses incurred by the joint ventures; and the income tax valuation allowances.

The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

All expenditures incurred by the joint ventures are funded by advances from the Corporation. The Corporation will not be able to recover the advances unless and until the joint venture's net income exceeds the amount of the cumulative advances. Accordingly, the Corporation has set up a reserve in full against the other joint venture partners' share of the advances.

The Corporation and our joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the recent net losses incurred, management is of the opinion that it is not "more likely than not" that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

CHANGES IN ACCOUNTING POLICIES

Prior to July 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options awarded to non-employees and applied the settlement method of accounting to stock options awarded to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase the net loss by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, with corresponding increases to the deficit and contributed surplus. The change had the effect of increasing the annual basic and diluted loss per share by $0.04 and $0.01, respectively.

Revenue recognition. Out-licensing revenue is recognized when conditions and events under agreements have been met and the collection is reasonably assured. Current period revenue is comprised of a non-refundable payment from an out-licensing agreement.


OTHER MD&A REQUIREMENTS

Outstanding Share Data as at September 30, 2004:

            Common Shares                           $77,280,157
            Warrants                                 $5,208,720
            Number of common shares                  35,315,989
                 Number of Warrants                  10,819,361

Additional information relating the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com .


Dated:  November 4, 2004

                      Consolidated Financial Statements
                      (Expressed in Canadian dollars)

                      YM BIOSCIENCES INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      Three months ended September 30, 2004
                      (Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet
(Expressed in Canadian dollars)

September 30, 2004, with comparative figures for June 30, 2004
(Unaudited)

====================================================================================
                                                       September 30,        June 30,
                                                                2004            2004
------------------------------------------------------------------------------------
                                                                         (Restated -
                                                                             note 2)
Assets

Current assets:
     Cash and cash equivalents (note 3)                 $ 37,349,984    $  5,493,907
     Short-term deposits                                          --      14,893,951
     Marketable securities                                    19,715          19,715
     Accounts receivable and prepaid expenses                409,135         463,838
------------------------------------------------------------------------------------
                                                          37,778,834      20,871,411

Capital assets                                                10,597          11,381

------------------------------------------------------------------------------------
                                                        $ 37,789,431    $ 20,882,792
====================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                   $    861,475    $    993,272
     Accrued liabilities                                     288,678         170,439
------------------------------------------------------------------------------------
                                                           1,150,153       1,163,711

Shareholders' equity:
     Share capital                                        77,280,157      59,841,914
     Share and unit purchase warrants                      5,208,720       3,627,239
     Contributed surplus                                     738,367         569,195
     Deficit accumulated during the development stage    (46,587,966)    (44,319,267)
------------------------------------------------------------------------------------
                                                          36,639,278      19,719,081

Commitments (note 6)

Subsequent event (note 7)

------------------------------------------------------------------------------------
                                                        $ 37,789,431    $ 20,882,792
====================================================================================

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Operations
(Expressed in Canadian dollars)
(Unaudited)

=======================================================================================
                                                                         From inception
                                                                          on August 17,
                                                   Three months ended           1994 to
                                                      September 30,       September 30,
                                                   2004            2003            2004
---------------------------------------------------------------------------------------
                                                            (Restated -     (Restated -
                                                                note 2)         note 2)

Out-licencing revenue (note 4)             $    361,378    $       --      $    361,378
Interest income                                 107,096          51,607       2,895,514
---------------------------------------------------------------------------------------
                                                468,474          51,607       3,256,892

Expenses:
     General and administrative               1,258,032         563,093      16,091,403
     Licensing and product development        1,323,704         324,586      32,200,091
---------------------------------------------------------------------------------------
                                              2,581,736         887,679      48,291,494
---------------------------------------------------------------------------------------

Loss before the undernoted                   (2,113,262)       (836,072)    (45,034,602)

Gain on sale of marketable securities              --              --           638,332

Unrealized loss on foreign exchange            (155,437)           --          (155,437)

Unrealized loss on marketable securities           --              --        (1,812,158)
---------------------------------------------------------------------------------------

Loss before income taxes                     (2,268,699)       (836,072)    (46,363,865)

Income taxes                                       --              --             7,300

---------------------------------------------------------------------------------------
Loss for the period                        $ (2,268,699)   $   (836,072)   $(46,371,165)
=======================================================================================

Basic and diluted loss per common share    $      (0.08)   $      (0.05)

=======================================================================================

Weighted average number of
   common shares outstanding                 28,689,212      17,441,894

=======================================================================================


See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Deficit Accumulated During the Development Stage (Expressed in Canadian dollars)
(Unaudited)

================================================================================
                                                                 From inception
                                                                  on August 17,
                                            Three months ended          1994 to
                                               September 30,      September 30,
                                           2004            2003            2004
--------------------------------------------------------------------------------
                                                    (Restated -     (Restated -
                                                        note 2)         note 2)

Deficit, beginning of period:
     As previously reported        $(43,779,888)   $(36,411,810)   $         --
     Adjustment to reflect change
       in accounting for employee
       stock options                   (539,379)        (58,855)             --
--------------------------------------------------------------------------------
     As restated                    (44,319,267)    (36,470,665)             --

Cost of purchasing shares
   for cancellation in excess of
   book value                                --        (156,704)       (216,801)

Loss for the period                  (2,268,699)       (836,072)    (46,371,165)

--------------------------------------------------------------------------------
Deficit, end of period             $(46,587,966)   $(37,463,441)   $(46,587,966)
================================================================================


See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

=================================================================================================
                                                                                   From inception
                                                                                    on August 17,
                                                              Three months ended          1994 to
                                                                September 30,       September 30,
                                                             2004            2003            2004
-------------------------------------------------------------------------------------------------
                                                                      (Restated -     (Restated -
                                                                          note 2)         note 2)
Cash provided by (used in):

Operating activities:
     Loss for the period                             $ (2,268,699)   $   (836,072)   $(46,371,165)
     Items not involving cash:
         Depreciation                                         784          14,910         259,731
         Gain on sale of marketable securities                 --              --        (638,332)
         Unrealized loss on marketable
           securities                                          --              --       1,812,158
         Stock-based compensation (note 2)                169,172          56,246         738,367
     Change in non-cash operating working capital:
         Accounts receivable and
           prepaid expenses                                54,703           3,735        (409,135)
         Accounts payable and
           accrued liabilities                            (13,558)        (30,066)      1,150,153
-------------------------------------------------------------------------------------------------
                                                       (2,057,598)       (791,247)     43,458,223

Financing activities:
     Net proceeds from issuance of
       shares and warrants                             18,972,307              --      80,964,645
     Exercise of options                                   47,417              --       1,591,792
     Redemption of preferred shares                            --              --      (2,630,372)
     Purchase of shares for cancellation                       --          (5,120)       (249,769)
-------------------------------------------------------------------------------------------------
                                                       19,019,724          (5,120)     79,676,296

Investing activities:
     Short-term deposits                               14,893,951              --              --
     Proceeds on sale of marketable securities                 --              --       1,402,239
     Additions to capital assets                               --          (2,159)       (270,328)
-------------------------------------------------------------------------------------------------
                                                       14,893,951          (2,159)      1,131,911
-------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                                31,856,077        (798,526)     37,349,984

Cash and cash equivalents,
   beginning of period                                  5,493,907       7,700,333              --

-------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $ 37,349,984    $  6,901,807    $ 37,349,984
=================================================================================================


See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2004
(Unaudited)
================================================================================


1.    BASIS OF PRESENTATION:


      These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting policies and methods of their application as the audited annual financial statements for the year ended June 30, 2004 except as described below. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and should be read in conjunction with the audited annual consolidated financial statements.

      Revenue recognition:

      Out-licencing revenue is recognized when conditions and events under agreements have been met and collectibility is reasonably assured.

2.    STOCK-BASED COMPENSATION:

      Prior to July 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months ended September 30, 2004
(Unaudited)

================================================================================


2.    STOCK-BASED COMPENSATION (CONTINUED):

      CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, was amended to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended
      Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase the net loss by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the annual basic and diluted loss per share by $0.04 and $0.01, respectively.

      The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

      ===============================================================================
      Issue date                                                2005             2004
      -------------------------------------------------------------------------------

      Number of options issued                                11,049          825,620
      Risk-free interest rate                                  3.01%     3.2% - 4.43%
      Volatility factor                                         120%       86% - 120%
      Contractual life of options                       1 - 5 months     5 - 10 years
      Vesting period (months)                            Immediately          12 - 40
      Weighted average fair value of options granted   $        0.31    $        1.17

      -------------------------------------------------------------------------------

      On August 17, 2004, the Company issued 11,049 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $3,408 was expensed and recorded as contributed surplus.

3.    CASH AND CASH EQUIVALENTS:


      At September 30, 2004, cash and cash equivalents include amounts carried in foreign currencies of U.S. $249,990 and (U.K. pound)1,151,073.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months ended September 30, 2004
(Unaudited)

================================================================================


4.    OUT-LICENCING AGREEMENT:


      On July 13, 2004, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning two of its products. Under the terms of this agreement, the existing licence agreement is suspended and in consideration for the suspension of the existing licence, the Company is entitled, subject to several terms and conditions, to receive four payments of U.S. $250,000 over the period ending December 31, 2005. The Company has no continuing involvement in the research and development of these products and has no obligations under the development plan established by the out-licencing agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of further development activities and regulatory approval. Finally, the Company retains an interest in the revenue from the manufacture and marketing of the products or from their sub-licencing.

      During the quarter ended September 30, 2004, the first of the four payments was received, the specific terms and conditions were satisfied, and accordingly, the amount was reflected in income.

5.    SHARE CAPITAL AND CONTRIBUTED SURPLUS:

      On September 30, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 6,601,588 units at a price of $3.15. Each unit consists of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $3.75 for a period of 36 months. Total proceeds amounted to $20,795,002, less issuance costs of $1,822,695. The net proceeds were allocated $17,390,826 to capital stock and $1,501,481 to share purchase warrants on a relative fair value basis using the Black-Scholes fair value option pricing model. Issuance costs include underwriter's warrants to acquire an additional 462,211 units at a price of $3.15 per unit for a period of 36 months from the date of closing with a fair value of $360,447.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months ended September 30, 2004
(Unaudited)

================================================================================


6.    COMMITMENTS:

      The Company has entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients at a number of sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days' notice and paying a penalty of 10% of any remaining commitment.

7.    SUBSEQUENT EVENT:

      On November 2, 2004, the Company filed a Registration Statement Form F-1 with the Securities and Exchange Commission to register for resale from time to time by certain U.S. selling shareholders of 12,575,218 common shares issued in connection with the December 2003 and September 2004 issuances of securities.